                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

             Information statement pursuant to Rule 13d-1 and 13d-2
                                (Amendment No. 4)*

                                 Film Roman Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)


                                  Common Stock**
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    317234102
--------------------------------------------------------------------------------
                                 (CUSIP number)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** A portion of such shares are issuable upon exercise of warrants to purchase Common Stock



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                                  SCHEDULE 13G


--------------------------------

         CUSIP NO. 317234102             13G
--------------------------------

--------- ----------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Pecks Management Partners, Ltd.          11-3015963
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [ ]
                                    Not Applicable
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4
          CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York
---------------------- ------ --------------------------------------------------

                          5    SOLE VOTING POWER       1,296,787 shares

      NUMBER OF         ------ -------------------------------------------------
       SHARES
BENEFICIALLY OWNED BY     6    SHARED VOTING POWER      None
        EACH            ------ -------------------------------------------------
      REPORTING
     PERSON WITH          7    SOLE DISPOSITIVE POWER   1,296,787 shares
                        ------ -------------------------------------------------

                          8    SHARED DISPOSITIVE POWER   None

--------- ----------------------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,296,787 shares
--------- ----------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*
                                  Not Applicable
--------- ----------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    15.3%
--------- ----------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*
                                  IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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--------------------------------------------------------------------------------
                          PECKS MANAGEMENT PARTNERS LTD.
--------------------------------------------------------------------------------

Item 1a.             Film Roman Inc.

Item 1b              12020 Chandler Blvd., Suite 200
                     North Hollywood, CA  91607

Item 2a              Pecks Management Partners Ltd.

Item 2b              One Rockefeller Plaza
                     New York, NY 10020

Item 2c              New York

Item 2d              Common Stock*

                    * We hold Common Stock and securities convertible into Common Stock

Item 2e              Cusip:  317234102

Item 3e              An investment adviser in accordance with
                     section 240.13d-1(b)(1)(ii)(E).

Item 4               a          1,296,787 shares
                     b          15.3%
                     c   (i)    1,296,787
                        (ii)    Not Applicable
                       (iii)    1,296,787
                        (iv)    Not Applicable

Item 5              Not Applicable

Item 6 The Common Stock as to which the Schedule relates are owned by three investment advisory clients of Pecks, which clients would received dividends and the proceeds from the sale of such shares. One such client, Delaware State Employees' Retirement Fund, is known to have such interest with respect to more than 5% of the class.


Items 7-9

Item 10: By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                November 5, 1998

                                                /s/ Robert J. Cresci
                                                ------------------------------
                                                Robert J. Cresci
                                                Managing Director



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